

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Michael Breen
Interim Chief Executive Officer
GT Biopharma, Inc.
9350 Wilshire Blvd. Suite 203
Beverly Hills, CA 90212

  Re: GT Biopharma, Inc.
    Registration Statement on Form S-1
    Filed June 20, 2024
    File No. 333-280326

Dear Michael Breen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at 202-551-3635 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Roger W. Bivans, Esq.